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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. _)(1)

                                   TUCOWS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   898697-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)


--------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO.  898697-10-7                13G                          Page 2 of 11


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 (1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Eurocom Communications Ltd.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP*                             (b)  / /
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 (3) SEC USE ONLY

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 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                       5,597,112(1)
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    5,091,679(1)(2)
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,597,112
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(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                     / /

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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.7%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Shaul Elovitch, the Chairman and President of Eurocom Communications Ltd., has the power to control the voting and disposition of the shares.

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CUSIP NO.  898697-10-7                13G                          Page 3 of 11


(2) Of the 5,597,112 shares of Common Stock held by the reporting person, 505,433 shares of Common Stock are being held in escrow and the reporting person may only dispose of such shares pursuant to the terms of the escrow agreement.

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CUSIP NO.  898697-10-7                13G                          Page 4 of 11


-------------------------------------------------------------------------------

 (1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Shaul Elovitch

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP*                             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                       5,597,112(1)
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    5,091,679(1)(2)
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,597,112
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                     / /

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.7%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Shaul Elovitch, the Chairman and President of Eurocom Communications Ltd., has the power to control the voting and disposition of the shares.

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CUSIP NO.  898697-10-7                13G                          Page 5 of 11


(2) Of the 5,597,112 shares of Common Stock held by the reporting person, 505,433 shares of Common Stock are being held in escrow and the reporting person may only dispose of such shares pursuant to the terms of the escrow agreement.


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CUSIP NO.  898697-10-7                13G                          Page 6 of 11


ITEM 1(a).  NAME OF ISSUER:

            Tucows Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            96 Mowat Avenue
            Toronto, Ontario M6K 3M1
            Canada

ITEM 2(a).  NAME OF PERSON FILING:  Eurocom Communications Ltd. ("Eurocom") and
                                    Shaul Elovitch ("Elovitch ")

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Eurocom Communications Ltd.
            2 Dov Friedman Street
            Ramot-Gan, Israel

            Shaul Elovitch
            c/o Eurocom Communications Ltd.
            2 Dov Friedman Street
            Ramot-Gan, Israel

ITEM 2(c).  CITIZENSHIP:

            Eurocom is a corporation organized under the laws of Israel.

            Elovitch is an individual who is a citizen of Israel.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            898697-10-7



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CUSIP NO.  898697-10-7                13G                          Page 7 of 11

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
            (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)    / /   Broker or dealer registered under Section 15 of the Exchange
                  Act.

     (b)    / /   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    / /   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

     (d)    / /   Investment company registered under Section 8 of the
                  Investment Company Act.

     (e)    / /   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).

     (f)    / /   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

     (g)    / /   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(ii)(G).

     (h)    / /   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

     (i)    / /   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.

     (j)    / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.     OWNERSHIP.

            (a)   Amount Beneficially Owned:

                        Each of Eurocom and Elovitch may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 5,597,112 shares of Common Stock.

            (b)   Percent of Class:

                        8.7%.

            (c)   Number of shares as to which persons filing statement have:

                  (i)   Sole power to vote or to direct the vote:

                        Eurocom has the sole power to vote or direct the vote of 5,597,112 shares of Common Stock. Elovitch, the Chairman and President of Eurocom, has the power to vote or direct the vote of the 5,597,112 shares of Common Stock on behalf of Eurocom.

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CUSIP NO.  898697-10-7                13G                          Page 8 of 11


                  (ii)  Shared power to vote or to direct the vote:

                        Not applicable.

                  (iii) Sole power to dispose or to direct the disposition of:

                        Eurocom has sole power to dispose or to direct the disposition of 5,091,679 shares of Common Stock. Elovitch, the Chairman and President of Eurocom, has the power to dispose or direct the disposition of the shares of Common Stock on behalf of Eurocom. Of the 5,597,112 shares of Common Stock held by the Eurocom, 505,433 shares of Common Stock are being held in escrow and Eurocom may only dispose of such shares pursuant to the terms of the escrow agreement.

                  (iv)  Shared power to dispose or to direct the disposition of:

                        Not applicable.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10. CERTIFICATIONS.

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CUSIP NO.  898697-10-7                13G                          Page 9 of 11

      Not applicable.



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CUSIP NO.  898697-10-7                13G                          Page 10 of 11


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2002                  EUROCOM COMMUNICATIONS LTD.



                                          By:  /s/ Shaul Elovitch
                                             -----------------------------------
                                          Name:   Shaul Elovitch
                                          Title:  Chairman and President

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2002


                                          By:  /s/ Shaul Elovitch
                                             -----------------------------------
                                          Name:   Shaul Elovitch


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CUSIP NO.  898697-10-7                13G                          Page 11 of 11


                                    EXHIBIT A

                             Joint Filing Agreement

        Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13G to which this Agreement is attached (including any amendments thereto).

        It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows has reason to believe that such information is inaccurate.

        It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13G, and any amendments thereto, filed on behalf of the parties hereto.

Date:  February 13, 2002

EUROCOM COMMUNICATIONS LTD.



By:   /s/ Shaul Elovitch
      -------------------------------------------
Name:   Shaul Elovitch
Title:  Chairman and President



By:  /s/ Shaul Elovitch
     --------------------------------------------
Name:   Shaul Elovitch